SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

DIONICS, INC.
(Name of Issuer)

COMMON STOCK, $0.01 Par Value Per Share
(Title of Class of Securities)

254547 10 2
(CUSIP Number)

65 Rushmore Street
Westbury, New York 11590
(516) 997-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Central Mega Limited

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
13,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
13,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.12%

(14) TYPE OF REPORTING PERSON

CO

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Jeff Teng

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
13,000,000
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
13,000,000

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.12%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.01, of DIONICS, INC., a Delaware corporation (the “Company”), with its principal place of business located at 65 Rushmore Street, Westbury, New York 11590. The telephone number is (516) 997-7474.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Central Mega Limited, a British Virgin Islands company (“CML”); and (2) Jeff Teng, an individual. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached as Exhibit 8 herein.

(b) The principal business address of the Reporting Persons is P.O. Box 957 Offshore Tower Incorporation Centre Road, Town Tortola, British Virgin Islands.

(c) CML engages in business primarily as investment adviser. Jeff Teng is the President and Director of CML.

(d) None.

(e) None.

(f) CML was incorporated in the British Virgin Islands. Jeff Teng is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were issued to CML as per a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into on October 8, 2009 by and among CML, the Company, and Bernard Kravitz (“Kravitz”), the Chief Executive Officer of the Company. On October 30, 2009 (the “Closing Date”), the Company completed the transactions contemplated by the Stock Purchase Agreement pursuant to which, among other things, CML purchased on the Closing Date an aggregate of 13,000,000 shares of common stock of the Company at a purchase price of $0.04 per share, consisting of 11,000,000 authorized but previously unissued shares of common stock of the Company for an aggregate purchase price of $440,000 which was paid to the Company on the Closing Date, and 2,000,000 previously issued shares of common stock owned by Kravitz for an aggregate purchase price of $80,000 which was paid to Kravitz on the Closing Date.

ITEM 4. PURPOSE OF TRANSACTION.

On October 30, 2009, CML completed the transactions contemplated by the Stock Purchase Agreement pursuant to which CML purchased a total of 13,000,000 shares of common stock of the Company, which represent 62.12$ of the total issued and outstanding common stock of the Company immediately after the closing. It resulted in a change of control of the Company. The Board of Directors of the Company has been expanded to include Jeff Teng, the President of CML as Chairman of the Board of Directors, and Roy Teng, the son of Jeff Teng, as a member of the Board of Directors of the Company.

Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 13,000,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 62.12% of the total issued and outstanding common shares of the Company.

(a)
Based on the Company’s most recent Form 10-Q for the quarter ended June 30, 2009, and Form 8-K filed on November 2, 2009, there were 20,928,678 shares of the Company’s common stock issued and outstanding. Therefore, the 13,000,000 shares of common stock beneficially owned by the Reporting Persons represent approximately 62.12% of the total issued and outstanding common stock of the Company.

(b)
CML has sole voting power and sole dispositive power with regard to the 13,000,000 shares of common stock of the Company.  Jeff Teng, as the President of CML, may be deemed to have the shared voting power and the share dispositive power to the 13,000,000 shares.

(c)
On October 30, 2009, CML purchased an aggregate of 13,000,000 shares of common stock of the Company, consisting of 11,000,000 authorized but previously unissued shares of common stock of the Company for an aggregate purchase price of $440,000 which was paid to the Company on the Closing Date, and 2,000,000 previously issued shares of common stock owned by Kravitz for an aggregate purchase price of $80,000 which was paid to Kravitz on the Closing Date.

(d)	None.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

1
Stock Purchase Agreement dated as of October 8, 2009 by and among Dionics, Inc., Central Mega Limited and Bernard Kravitz (incorporated as Exhibit 10.1 filed in current report on Form 8-K dated as of October 13, 2009)

2	Joint filing agreement (File herein)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: November 23, 2009

Central Mega Limited

By:	/s/ Jeff Teng
Jeff Teng, President

Individual:

By:	/s/ Jeff Teng
Jeff Teng, as President of Central Mega Limited

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Dionics, Inc., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on November 23, 2009.

Central Mega Limited

By:	/s/ Jeff Teng
Jeff Teng, President

Individual:

By:	/s/ Jeff Teng
Jeff Teng, as President of Central Mega Limited